BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

March 15, 2024

General Money Market Fund, Inc.

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation - Dreyfus Money Market Fund

To Whom It May Concern:

Effective March 29, 2024, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of Dreyfus Money Market Fund (the "fund"), a series of General Money Market Fund, Inc., as follows:

Service Shares

The fund's investment adviser, BNY Mellon Investment Adviser, Inc., has contractually agreed, until at least March 29, 2025, to waive receipt of its fees and/or assume the direct expenses of the fund's Service shares so that the direct expenses of the fund's Service shares (excluding taxes, brokerage commissions and extraordinary expenses) do not exceed 1.00%. To the extent that it is necessary for BNY Mellon Investment Adviser, Inc. to waive receipt of its management fee or reimburse the fund's common expenses, the amount of the waiver or reimbursement will be applied equally to each share class of the fund. On or after March 29, 2025, BNY Mellon Investment Adviser, Inc. may terminate the expense limitation agreement at any time.

This Agreement may only be amended by agreement of the fund upon the approval of the Board of Directors of the fund and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to March 29, 2025, in the event of termination of the Management Agreement between BNYM Investment Adviser and the fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Bitetto

James Bitetto

Secretary

Accepted and Agreed To:

GENERAL MONEY MARKET FUND, INC.

-DREYFUS MONEY MARKET FUND

By: /s/ James Windels

James Windels

Treasurer